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APPROXIMATE LOCATION

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Oak'd Handcrafted BBQ & Brewery

BBQ restaurant & Brewery

Addison, TX 75001
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $50,000 invested.
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THE PITCH
Oak'd Handcrafted BBQ & Brewery is seeking investment to open a new location in Addison, Texas.
Adding A LocationGenerating Revenue
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OUR MISSION

Provide Central Texas Hand Crafted BBQ with In-house Brewery to serve exceptional beer with exceptional BBQ

What is OAK'D BBQ & Brewery? We will be the only second Craft BBQ House to brew beer in the DFW area.
Why? To Continue to share our Texas Crafted BBQ to others and brew our own beer to help make us unique.
Where? Addison Texas, on Beltline just south of the airport.
Who? Dallas Metro BBQ & local beer Enthusiast / customers.
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THE TEAM
Michael Lane
Co-Owner / Chef
Clint Norton
Co-Owner
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LOCATION

We are excited to announce that we've chosen the bustling community of Addison for our newest location. We based the decision on several important factors, that all intersected and made Addison perfect for this expansion. These factors included:

Population Density
Target Consumer (young adult workforce)
Growth of Area
Income Levels
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Believe in the Brisket.
Believe in the Beer.

Welcome to OAK'D, where we proudly serve handcrafted Texas BBQ. Our brisket is an art form all its own, infused with the vanilla-tinged

flavor of Texas Post OAK smoke and cradled in a peppery bark.

We are so excited to announce our plans to expand to a second location in Addison, where we'll be adding a brewery to serve up delicious Oak'd beers. We will be the second Craft BBQ House to brew beer in the DFW area.

Everything from our scratch kitchen is locally and regionally sourced; flavored just right, no matter what's in season. From the wide variety of perfectly smoked meats to our gourmet sides and OAK'D Bake Shop, with homemade ice cream, biscuits and other sweet treats, there's something for everyone here at OAK'D.

We take pride in our partnerships with local Texas ranchers and farmers to ensure you enjoy the highest quality BBQ available in The Lone Star State. Our Wagyu Brisket comes directly from Rosewood Ranch and our Prime Beef is 100% Texas Black Angus. Daily specials are our jam; check our social for updates.

At OAK'D we are serving up more than mouthwatering meals. We're creating experiences, from live music to weekly podcasts on our patio to our daily Happy Hour. When you step in and get your first whiff of that fragrant, smoky aroma of true Central Texas BBQ and see our sophisticated hill country inspired design, you will understand what we are all about.

PRESS
Oak'd BBQ May Just Have the Best Desserts in Texas

OAK'D Handcrafted BBQ Delivers on Central Texas Barbecue (And So Much More)

If we had to identify just one way the pandemic has hit us all, we'd guess it's the warping of our sense of time. Days and weeks run together, months lurch onward, and we find the holidays just around the corner. Back in the spring, we heard of OAK'D Handcrafted...

A New Barbecue Joint With Hill Country Ties Opens on Greenville Avenue

Get ready for smoked tamales and wagyu brisket at this newcomer to Dallas's barbecue scene

OAK'D HANDCRAFTED BBQ
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Working Capital / Startup Costs $84,600
Mainvest Compensation $5,400
Total $90,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $4,279,000 $6,389,000 $7,227,000 $7,588,349 $7,967,766
Cost of Goods Sold $1,403,000 $2,101,000 $2,359,000 $2,353,537 $2,424,143
Gross Profit $2,876,000 $4,288,000 $4,868,000 $5,234,812 $5,543,623

EXPENSES

Expenses $2,158,000 $2,840,000 $3,116,000 $2,323,929 $2,382,027
Operating Profit $718,000 $1,448,000 $1,752,000 $2,910,883 $3,161,596
This information is provided by Oak'd Handcrafted BBQ & Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet

Investment Round Status

$90,000

TARGET

$107,000

MAXIMUM

This investment round closes on June 9, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Oak'd Addison LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 0.4%-0.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition
No operating history

Oak'd Handcrafted BBQ & Brewery was established in October 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Oak'd Handcrafted BBQ & Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Oak'd Handcrafted BBQ & Brewery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Oak'd Handcrafted BBQ & Brewery is a newly established entity and has no history for prospective investors to consider.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Oak'd Handcrafted BBQ & Brewery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Oak'd Handcrafted BBQ & Brewery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Oak'd Handcrafted BBQ & Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Oak'd Handcrafted BBQ & Brewery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Oak'd Handcrafted BBQ & Brewery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Oak'd Handcrafted BBQ & Brewery will carry some insurance, Oak'd Handcrafted BBQ & Brewery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Oak'd Handcrafted BBQ & Brewery could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Oak'd Handcrafted BBQ & Brewery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Oak'd Handcrafted BBQ & Brewery or management), which is responsible for monitoring Oak'd Handcrafted BBQ & Brewery's compliance with the law. Oak'd Handcrafted BBQ & Brewery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Oak'd Handcrafted BBQ & Brewery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Oak'd Handcrafted BBQ & Brewery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Oak'd Handcrafted BBQ & Brewery, and the revenue of Oak'd Handcrafted BBQ & Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Oak'd Handcrafted BBQ & Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Oak'd Handcrafted BBQ & Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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